UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Hallmark Venture Group, Inc.
(Exact name of registrant as specified in its charter)
Florida	34-2001531
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

801 U.S. Highway 1 North Palm Beach, Florida 33408
(Address of principal executive offices) (Zip code)

(877) 646-4833
(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THE SCHEDULE 14F-1. NO PROXIES ARE BEING SOLICITED.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

June 15, 2026

The information provided in this Schedule 14f-1 was not timely filed with the Securities and Exchange Commission by Hallmark Venture Group, Inc.

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share, of Hallmark Venture Group, Inc., a Florida corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF HALLMARK VENTURE GROUP, INC., NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

INTRODUCTION

This Information Statement relates to a change in the composition of our Board of Directors (the “Board”) that occurred on June 10, 2026, when there occurred a change in control of Hallmark Venture Group, Inc., a Florida corporation (the Company). On such date, pursuant to a Change in Control Agreement (the “Control Agreement”), EQUORIX LLC (“EQUORIX”) acquired (a) 100,000 shares of Series A Preferred Stock (the “Acquired Preferred Stock”) Selkirk Global Holdings, LLC and (b) 50,000,000 shares of common stock (the “Acquired Common Stock”) from the Company (collectively, the Acquired Preferred Stock and the Acquired Common Stock are referred to as the “Control Shares”). The Acquired Preferred Stock constitutes 100% of the outstanding Series A Preferred Stock and constitutes voting control of the Company; the Acquired Common Stock represents approximately 75.55% of the outstanding shares of the Company’s common stock.

This Information Statement is being mailed on or about June 15, 2026.

Pursuant to the Control Agreement, the majority of the Board at the closing of the Control Agreement changed: Cho Soon-sik, Dong Wook Chung and In Chul Chung were elected as Directors of the Company, while Paul L. Strickland continued as a Director of the Company.

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our shareholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). This Information Statement is not timely filed.

Please read this Information Statement carefully. It describes the terms of the Change-in-Control Agreement and contains certain biographical and other information concerning our new sole officer and director. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of June 15, 2026, our outstanding capital stock entitled to vote at a meeting of our shareholders included our common stock and our Series A Preferred Stock. Each share of common stock entitles the holder thereof to one vote. As of June 15, 2026, there were (a) 100,000 shares of our Series A Preferred Stock issued and outstanding and (b) 66,177,020 shares of our common stock issued and outstanding. No vote or other action by our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the Control Agreement, the majority of the Board at the closing of the Control Agreement changed: Cho, Dong Wook Chung and In Chul Chung were elected as Directors of the Company, while Paul Strickland continued as a Director of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Executive Officer and Director Prior to the Change in Control

The following table sets forth the officers and directors of the Company immediately prior to the consummation of the Control Agreement, on June 10, 2026.

Name	Age	Position(s)
Paul L. Strickland	50	President, CEO, Treasurer, Secretary and Director

Paul Strickland has served our company variously as President, CEO, Secretary and Director, from 2020 to present. Mr. Strickland has nearly three decades of international business experience within the finance, entertainment, private equity, agriculture, mining, manufacturing and technology sectors. Since 2013, Mr. Strickland has served as a board member of public and private companies in North America and Asia. In 2017, Mr. Strickland formed Selkirk Global Holdings, a private holding company. Through Selkirk Global Holdings, Mr. Strickland serves as an officer and sits on the board of several small publicly traded companies across a wide variety of sectors, focusing on restructuring activities and corporate governance issues. From 2015-2018, Mr. Strickland was the managing member of USA Milk Processing, LLC. He served as secretary and director of Supurva Healthcare Group, Inc. from 2017 to 2024. From 2017 to the present, Mr. Strickland has served as a director, and from Jun3 2021 to the present, Mr. Strickland has served as Secretary of SB Technology Holdings Inc. He has served as secretary and director of Jammin Java Corp from 2017 to present, secretary and director of High Performance Beverages Co. from 2017 to 2023, secretary and director of Humble Energy, Inc. from 2020 to 2024, secretary and director of Paradigm Oil and Gas, Inc. from 2020 to 2023, and sole director and officer of FONU2, Inc. since March 2021. From June 2020 to May 2022, Mr. Strickland served as secretary of Bayport International Holdings, Inc. Since September 2022, Mr. Strickland has served as the sole director and officer of iTOKK, Inc. In September 2024, Mr. Strickland became the Court-appointed Receiver of Global Tech Industries Group, Inc., a position he still currently holds. In March of 2025, Mr. Strickland became the sole director and officer of EVIO, Inc. In October of 2025, he became a Director and Secretary of QuantGates Systems, Inc. He received his Bachelor’s Degree in Foreign Language and International Affairs, with a minor in Asian Studies and Chinese Language, from the University of Puget Sound in 1998. He is fluent in Mandarin Chinese.

Executive Officers and Directors Following the Control Agreement

Upon the consummation of the Control Agreement, the following individuals were appointed as the Directors and Executive Officers of the Company.

Name	Age	Position
Cho Soon-sik Dong Wook Chung In Chul Chung Paul L. Strickland	44 56 64 50	Co-Chief Executive Officer and Director Co-Chief Executive Officer and Director Chief Operating Officer and Director Secretary and Director

Cho Soon-sik has served our company as Co-Chief Executive Officer and Director, since June 10, 2026. Since he founded Sundori Drone Co., Ltd., a Republic of Korea-based company engaged in drone development, manufacturing and training, in March 2015, Cho Soon-sik has served as its Chief Executive Officer. His recognitions include the Minister of National Defense Award (2023), the Ministerial Commendation from the Ministry of SMEs and Startups (2022), the Ministerial Commendation from the Ministry of Science and ICT (2022), appointment as an Advisory Committee Member of the International Counter-Terrorism Research Center at the Korean National Police University (2021), a Mayor’s Commendation from the City of Hanam (2021), and First Place in the 1st Presidential Cup Aviation Sports Competition (2000).

Dong Wook Chung has served our company as Co-Chief Executive Officer and Director, since June 10, 2026. From 2017 to the present, Dong Wook Chung has served as CEO of K-Medicare Corp., a Republic of Korea-based medical agency for medical service tours. From 2023 to 2026, he served as CEO of Ismedia Co.Ltd., a Republic of Korea-based mobile phone camera inspection equipment manufacturer.

In Chul Chung has served our company as Chief Operating Officer and Director, since June 10, 2026. From September 2024 to October 2025, In Chul Chung served as General Manager of IsMedia Co., Ltd., a Republic of Korea-based mobile phone camera inspection equipment manufacturer. From August 2021 to August 2024, he served as Director of Research Institute for iMedicus Co., Ltd.

Paul Strickland has served our company variously as President, CEO, Secretary and Director, from 2020 to present. Mr. Strickland has nearly three decades of international business experience within the finance, entertainment, private equity, agriculture, mining, manufacturing and technology sectors. Since 2013, Mr. Strickland has served as a board member of public and private companies in North America and Asia. In 2017, Mr. Strickland formed Selkirk Global Holdings, a private holding company. Through Selkirk Global Holdings, Mr. Strickland serves as an officer and sits on the board of several small publicly traded companies across a wide variety of sectors, focusing on restructuring activities and corporate governance issues. He served as secretary and director of Supurva Healthcare Group, Inc. from 2017 to 2024. From 2017 to the present, Mr. Strickland has served as a director, and from June 2021 to the present, Mr. Strickland has served as Secretary of SB Technology Holdings Inc. He has served as secretary and director of Jammin Java Corp from 2017 to present, secretary and director of High Performance Beverages Co. from 2017 to 2023, secretary and director of Humble Energy, Inc. from 2020 to 2024, secretary and director of Paradigm Oil and Gas, Inc. from 2020 to 2023, and sole director and officer of FONU2, Inc. since March 2021. From June 2020 to May 2022, Mr. Strickland served as secretary of Bayport International Holdings, Inc. Since September 2022, Mr. Strickland has served as the sole director and officer of iTOKK, Inc. In September 2024, Mr. Strickland became the Court-appointed Receiver of Global Tech Industries Group, Inc., a position he still currently holds. In March of 2025, Mr. Strickland became the sole director and officer of EVIO, Inc. From October of 2025 to April 2026, he served Director and Secretary of QuantGate Systems, Inc. He received his Bachelor’s Degree in Foreign Language and International Affairs, with a minor in Asian Studies and Chinese Language, from the University of Puget Sound in 1998. He is fluent in Mandarin Chinese.

Terms of Office

The Executive Officers are appointed until their respective successors are duly elected and qualified or until their earlier resignation or removal in accordance with the Company’s bylaws. The Directors are appointed for a one-year term or until their successors are duly elected and qualified or until their earlier resignation or removal in accordance with the Company’s bylaws.

Family Relationships

There exist no family relationships among the Company’s Directors and Executive Officers.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed), promoter or control person of the Company during the past ten (10) years.

Transactions with Related Persons

Control Agreement. Effective June 10, 2026, the Company consummated the Control Agreement, pursuant to which EQUORIX acquired the Acquired Preferred Stock from Selkirk Global Holdings, LLC, a company owned by Paul L Strickland, our Secretary and Director, and the Acquired Common Stock from the Company. The Acquired Preferred Stock constitutes 100% of the outstanding Series A Preferred Stock and constitutes voting control of the Company; the Acquired Common Stock represents approximately 75.55% of the outstanding shares of the Company’s common stock. Pursuant to the Control Agreement, the majority of the Board at the closing of the Control Agreement changed: Cho Soon-sik, Dong Wook Chung and In Chul Chung were elected as Directors of the Company, while Paul Strickland continued as a Director of the Company.

Intellectual Property Transfer and Technology Assignment Agreement. In conjunction with the Control Agreement, the Company, as licensee, entered into an Intellectual Property Transfer and Technology Assignment Agreement (the “IP Assignment Agreement”) with Cho Soon-sik, a Director and a Co-Chief Executive Officer of the Company, and Sundori Drone Co., Ltd. (“Sundori Korea”), as licensors (Cho Soon-sik and Sundori Korea are referred to as the “Licensors”). Under the IP Assignment Agreement, the Licensors granted to the Company a perpetual, worldwide license in and to all of their right, title and interest in and to a worldwide portfolio of drone technology, comprising twelve Korean patents and a body of worldwide trade secrets, manufacturing and engineering know-how, freedom-to-practice rights and foreign filing rights, excluding the Sundori brand marks (collectively, the “Assigned IP”).

Exclusive License-Back Agreement. In conjunction with the IP Assignment Agreement, the Company, as licensor, entered into an Exclusive License-Back Agreement (the “License-Back Agreement”) with Sundori Korea, as licensee. Under the License-Back Agreement, the Company granted Sundori Korea a royalty-free, perpetual, exclusive license to the Assigned IP within the Republic of Korea, such that Sundori Korea may continue its Korean domestic operations, including procurement to Korean governmental and defense customers.

Master Services Agreement. In conjunction with the IP Assignment Agreement, the Company, as customer, entered into a Master Services Agreement (the “Master Agreement”) with Sundori Korea, as service provider. Under the Master Agreement, Sundori Korea will provide foreign factory-setup, engineering-dispatch and training services to the Company and its to-be-designated joint venturers on an arm’s-length, fee-for-service basis, pursuant to separate statements of work.

Convertible Promissory Note. On May 26, 2026, the Company issued to EQUORIX an 8% Convertible Promissory Note with a total face value of $100,000 (the “EQUORIX Note”). The EQUORIX Note is a draw-down facility: it became effective upon EQUORIX’s delivery of initial consideration of $3,650, and EQUORIX may advance additional consideration from time to time, at its sole discretion, up to the $100,000 face value. As of the date of this Schedule 14f, EQUORIX had advanced an aggregate of $17,070 of principal. The EQUORIX Note bears interest at 8% per annum, compounded monthly, matures on May 25, 2027, and provides for a default interest rate equal to the lesser of 20% per annum and the highest rate permitted by law and a “Mandatory Default Amount” equal to 150% of the outstanding principal. The EQUORIX Note is convertible into shares of the Company’s common stock at a conversion price equal to a 25% discount to the average closing price of the common stock over the ten consecutive trading days prior to conversion, subject to increase (to 30%, 35% or 40%) if the Company loses DWAC/FAST eligibility, is placed on DTC “chilled” status, or both, and to a further permanent 10% increase upon an uncured event of default.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

The Company does not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the Florida Statutes.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Nevertheless, none of the Company’s Directors is not considered to be independent, as determined by the standards for director independence set forth in the NASDAQ Marketplace Rules.

Board Meetings; Annual Meeting Attendance

The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended December 31, 2025. The Board has conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2025, through written consents of its directors, in the absence of formal board meetings.

Holders of the Company’s securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at the annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our Chief Executive Officer and director at the address appearing on the first page of this Information Statement.

Committees of the Board

As the Company’s common stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, the Company is not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to the Company’s small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions, nor does the Company have any procedures by which security holders may recommend nominees to the Board. The Company does not currently have a hedging policy in respect of our common stock or insider trading policies and procedures.

The Company does not have a compensation committee or committee performing similar functions.

Board Leadership Structure and Role in Risk Oversight

The Company has no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. The Company’s current structure has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of its common stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Shareholder Communication with the Board

Shareholders may send communications to the Board by writing to Hallmark Venture Group, Inc., 801 U.S. Highway 1, North Palm Beach, Florida 33408, Attention: Board of Directors.

Executive Compensation

The following table provides certain information regarding compensation awarded to, earned by or paid to the Company’s Chief Executive Officer during the years ended December 31, 2025 and 2024 (the “Named Executive Officer”).

Summary Compensation Table

	Fiscal Year			Stock	Option
	Ended	Salary	Bonus	Awards	Awards	All Other	Total
Name and Principal Position	5/31	($)	($)	($)	($)	($)	($)
Paul L. Strickland	2025	-	-	-	-	-	-
Former President and Chief Executive Officer, current Secretary	2024	-	-	-	-	-	-

Evan Bloomberg	2025	45,000	-	-	-	-	45,000
Former President, CEO (resigned May 12, 2025)	2024	102,329	-	-	-	-	102,329

Dong Wook Chung (1)	2025	-	-	-	-	-	-
Co-Chief Executive Officer	2024	-	-	-	-	-	-

Cho Soon-sik (1)	2025	-	-	-	-	-	-
Co-Chief Executive Officer	2024	-	-	-	-	-	-

(1) This person did not assume his positions with the Company until June 10, 2026.

Compensation of Directors

During the years ended December 31, 2025 and 2024, no compensation was paid to the Company’s Directors in consideration for their services rendered in their capacities as Directors.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of June 10, 2026, the shareholdings of (1) each person owning beneficially 5% or more of the Company’s outstanding common stock; (2) each executive officer of the Company, and (3) all officers and directors as a group. Unless otherwise indicated, each owner has sole voting and investment power over his securities. Information relating to beneficial ownership of securities by our principal shareholders and management is based upon information furnished by each person using beneficial ownership’ concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. Except as noted below, each person has sole voting and investment power. Unless otherwise indicated, the address of each person listed is c/o Hallmark Venture Group, Inc., 801 U.S. Highway 1, North Palm Beach, Florida 33408.

For purposes of computing the percentage of outstanding shares held by each person or group of persons, any shares that such person or persons has the right to acquire within 60 days of the date of this Schedule 14f are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.

Name of Beneficial Owner	Title of Class	Beneficial Ownership		Percent of Class(1)		Effective Voting Power(2)
Paul L. Strickland	Common Stock Series A Preferred Stock(A)	1,806,965 0	(3)	2.73 0	% %	*
Cho Soon-sik	Common Stock Series A Preferred Stock(A)	0 0		0 0	% %	0%
Dong Wook Chung	Common Stock Series A Preferred Stock(A)	0 0		0 0	% %	0%
In Chul Chung	Common Stock Series A Preferred Stock(A)	0 0		0 0	% %	0%
All Officers and Directors as a Group (4 persons)	Common Stock Series A Preferred Stock(A)	1,806,965 0	(3)	2.73 0	% %	*
EQUORIX, LLC(4)	Common Stock Series A Preferred Stock(A)	140,000,000 100,000	(5)	90.80 100	% %	99.86

*	Less than 1%.
(A)

Each share of Series A Preferred Stock has the right to 100,000 votes in all matters submitted to the holders of the Company’s common stock, is convertible into 900 shares of the Company’s common stock, at any time at the holder’s discretion and is entitled to dividends at twice the rate paid to holders of the Company’s common stock.

(1)	Based on 66,177,020 shares of common stock outstanding as of June 15, 2026.
(2)	Based on 10,066,177,020 eligible votes.
(3)	These shares are owned of record by Selkirk Global Holdings, LLC, a company owned by Paul L. Strickland, a Director and Secretary of the Company, whose address is 120 State Ave. NE, Olympia, Washington 98501.
(4)	This entity is wholly owned by Finnegan Capital LLC, Liam Finnegan, LLC is member and manager of Finnegan Capital LLC and David Lee is the beneficial control person.
(5)	50,000,000 of which shares are issued and 90,000,000 of which shares are unissued, but underlie currently convertible shares of Series A Preferred Stock.

Changes in Control

The Company does not currently have any arrangements which if consummated may result in a change of control of our Company.

NO DISSENTERS’ RIGHTS

This Information Statement is being provided for informational purposes only and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the Agreements or resignation of directors.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board at: Hallmark Venture Group, Inc., 801 U.S. Highway 1, North Palm Beach, Florida 33408, Attention: Board of Directors. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 15, 2026.	HALLMARK VENTURE GROUP, INC.

	By:	/s/ Cho Soon-sik
Cho Soon-sik
Co-Chief Executive Officer

	By:	/s/ Dong Wook Chung
Dong Wook Chung
Co-Chief Executive Officer